March 10, 2006

Mr. John Cash, Branch Chief

Ms. Mindy Hooker, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	MFRI, Inc.
Form 10-K for the fiscal year ended January 31, 2005
File No. 1-32530

Dear Mr. Cash and Ms. Hooker:

Following are our responses to your letter of February 13, 2006. Our response follows the organization of your letter. We have used terms that were defined in the Subject filings without re-iterating their definition in this letter.

Note 11 – Business Segment and Geographical Information, page 44

1.

SEC Comment: We note your response to our prior comment six and appreciate the additional information. To the extent that you aggregate your operating segments to form your reporting units, for each period presented, please provide us with the historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your operating segments to help us understand how these operating segments are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if a gross profit margin is decreasing for one component and increasing for another).

We would also like further clarification with respect to the types of products and customers of the operating segments in all three of your segments. Although your response indicates that you believe the products and customers are similar; it appears to us that the operating segments produce different products and have different customers. In light of these factors, it is not clear to us how and why you have concluded that the operating segments in each of your reportable segments have similar products and customers. For example, in your Process Cooling Equipment segment, page 44 of your 10-K indicates that the reporting segment produces different products, including chillers, mold temperature controllers, cooling towers, plant circulating systems and coolers for industrial process applications, and your response indicates that you have different customers, thermoplastics manufacturers, commercial printers and several other types of manufacturers; therefore, it is not clear to us how and why you have concluded that the operating segments in your Process Cooling Equipment segment have similar products and customers.

Company Response:

The Company does not believe that its individual subsidiaries constitute separate “operating segments” within the meaning of Paragraph 10 of SFAS 131. Although for various historical and other reasons described below the Company has maintained separate legal entities within its three reportable operating segments, the Company believes each reporting segment is operated as a single “operating segment” within the meaning of Paragraph 10. Each reporting segment has its own corporate officer who functions as that segment’s chief executive officer, each of whom reports solely to the “chief operating decision maker” of the enterprise. The chief operating decision maker, in turn, deals with the executive in charge of the reporting segment and not with individual subsidiaries. Each reporting segment has a separate budget, production facility or facilities, customers, competitive industry, strategic plan and sales force. Customers and sales forces are looked at on a reporting segment basis. Moreover, persons outside the Company, such as investment analysts, view the Company as having three operating segments (which are the same as its reporting operating segments) and do not seek information on a subsidiary-by- subsidiary basis. These points are discussed below in more detail with respect to each of the Company’s three operating segments.

Economic similarity:

The Filtration Products reporting segment consists of three subsidiaries: Midwesco Filter Resources Inc. (“Midwesco Filter”), TDC Filter Manufacturing Inc. (“TDC”), and Nordic Air Filtration A/S (“Nordic”). With respect to trends in financial indicators, we note that neither gross profit margins nor operating profit margins trend in a noticeably different way in one subsidiary compared with the other two. The trend in operating profit margin, the most important financial indicator of those listed, is generally upward in the three subsidiaries, with only a 2002-2003 decrease in Nordic interrupting an otherwise perfectly consistent comparison. The Company believes that the information provided in its February 7, 2006 response, attached to this letter, is also useful in describing the economic similarity of Midwesco Filter, TDC, and Nordic, and offers the following to supplement that information to further clarify the Company’s treatment of Filtration Products as a single operating and reporting segment for internal management purposes as well as for public reporting purposes. The three subsidiaries became part of the Company through acquisition from third parties, and have been maintained as separate legal entities for reasons that are common in such

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 To provide context for our response and to eliminate the need to quote repeatedly from SEC’s original comment and the Company’s original response, the Company has attached the SEC’s original comment and the Company’s original response, in their entirety, with respect to the topics in the February 13 comment letter, as Exhibit A to this letter.

 For the staff’s information attached as Exhibit B is a chart presenting historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins of the Company’s operating segments for the three years reported in the Company’s most recent Annual Report on Form 10-K.

circumstances, including limitation of legal liability, while their manufacturing facilities and other operations have been left essentially intact to retain the human skills involved and to avoid unnecessary costs. In the specific case of TDC, Midwesco Filter was working to expand its business to include pleated products sold for the same purposes to the same customer base as its original filter bag produce line when the opportunity to acquire TDC materialized in 1997 and proved to be a more advantageous way to add pleated products to the business. In the specific case of Nordic, cross-border legal, banking and other considerations make it impractical for Nordic not to remain a Danish corporation. Because TDC and Nordic continue as separate legal entities for the reasons just stated, separate financial records are of course required to be maintained and separate financial statements prepared. But since the acquisition of TDC in 1997 and Nordic in 1998, the Company, its Board of Directors, and its chief operation decision maker, have consistently looked to one Segment President to operate the combined filtration business efficiently and profitably; budgets and strategic plans have been prepared, reviewed and evaluated for the Filtration Products Segment as one segment, and the Segment President has taken various organizational actions to cause the subsidiaries to operate as one business. Sales employees in the two North American units are encouraged and are paid financial incentives to sell products from either of the U.S. factories, Midwesco Filter or TDC, to any customer. Most recently, the North American marketing and sales function has been combined under one head of marketing and sales, North American operations have been combined under one head of operations, worldwide controllership has been placed under one worldwide controller, and global sourcing and procurement has been placed under the direction of a single head of sourcing and procurement. See attached organization announcements, Exhibit C.

The Piping Systems reporting segment consists of one subsidiary: Perma-Pipe, Inc.

The Industrial Process Cooling Equipment reporting segment consists of two subsidiaries (which have been retained as separate entities for the reasons set forth in the discussion for the Filtration Products segment): Thermal Care Inc. and Boe-Therm A/S (“Boe -Therm”).

Product and customer similarity:

Although the Company’s various subsidiaries may generally produce different products and have different customers within each reporting segment, products are of a similar nature and types or classes of customers are of a similar nature, which are the product and customer aggregation criteria of SFAS 131 paragraph 17. Moreover, in many cases, the various products are produced by the same personnel using the same or similar processes in each reporting segment. We draw your attention to the product and customer similarities by segment as they are described in the Company’s original response and are repeated in Exhibit A. In addition, the following responses focus on individual products and customers that appear in the Company’s 10-K and/or in your current comment and describe how such products and customers are similar.

The Filtration Products reporting segment’s primary products are filter elements to remove particles from air in stationary applications. The products are installed and used in filtration systems designed and built by others. All the filter elements wear out and need to be replaced more frequently than the filtration system in which they are an integral part. The filter elements come in a variety of sizes, shapes, and filtration media, and are manufactured to custom specifications, as appropriate for the particles to be removed and the environment in which the particles are located. The Company’s filter elements include knitted, woven or felted fabric filter bags, and cellulose or spun bond polyester pleated filter bags and cartridges. The Company also sells filter-related products and accessories for installation, operation, and maintenance of the filtration systems in which its filter elements are used. The Filtration Products reporting segment’s customers are all industrial companies, needing to remove different particles for different reasons – generally to protect the air from a pollutant, but sometimes to protect machinery from damage or to capture a valuable product that exists in particle form during production. Despite the superficial differences in products and customers, all of the Filtration Products segment’s products work to remove particles from air, with product differences that are significant for technological reasons but not significant financially. All of the segment’s customers need to remove particles from air in a stationary application, for purposes that differ in important ways for the customers but are not financially significant to the Company. The Company cannot identify any operating results breakdown by sub-type of filter element or by type of customer that would improve the usefulness of its financial statements to the reader.

The Piping Systems segment’s engineered specialty piping systems include insulated systems and secondarily contained systems, manufactured in a wide variety of piping materials and diameters using a variety of insulating materials, each designed to carry a certain liquid and to withstand certain levels of temperature and pressure. Cable-based leak detection systems are also generally sold as part of a piping system. The Piping Systems segment’s customers are contractors for industrial companies and operators of heating and air conditioning systems. Each of the Company’s piping systems must be engineered and manufactured to the specifications required by the application. The pipe and insulating materials and sizes are only variations within the segment’s product family, and the specific customer’s reasons for needing for insulated pipe, though very important to the customer, are not significant to the segment’s financial results. The Company cannot identify any operating results breakdown by piping material, size, insulating material, or type of customer that would improve the usefulness of its financial statements to the reader.

The Industrial Process Cooling Equipment segment’s products are cooling systems or portions of cooling systems. A system might be sold, or one or more portions of the system might be sold. A typical industrial cooling system might include one or more chillers, cooling towers, plant circulating systems, temperature control units, and water treatment equipment and accessories. The chiller cools the water; the temperature control unit remove heat from the heat-generating industrial process, thereby heating the chilled water; the plant circulating system carries the chilled water from the chiller to the temperature controller and returns the heated water from the temperature controller to the cooling tower or chiller; the cooling tower facilitates efficient pre-cooling of the heated water before it returns to the chiller for further cooling. Water treatment equipment and accessories complete the system by providing needed protection of the equipment being cooled. When used for commercial printing, the Company’s products also include ink temperature control equipment. The Company has a comprehensive line of cooling products, and can and often does sell a complete cooling system. On other occasions, the Company sells one or more parts of a cooling system to serve a customer’s needs. The Company also sells replacement parts for its equipment. All of these products comprise or are of a part of a cooling system. Customers for the Company’s cooling systems are all industrial companies.

Although one customer’s product is different from another customer’s product, all of the Company’s Industrial Process Cooling Equipment customers use the Company’s products to cool a an industrial process to improve its efficiency and the quality of its product produced in that process.

For all the reasons presented above, the Company believes its organization as three reporting segments has been and remains appropriate.

Very truly yours,

MFRI, INC.

Michael D. Bennett

Vice President Chief Financial Officer